EXHIBIT 3.01

CERTIFICATE OF DESIGNATION, PREFERENCES AND RIGHTS

 of

SERIES B PREFERRED STOCK

of

SUNSET ISLAND GROUP, INC.

Sunset Island Group, Inc. a corporation organized and existing under the laws of the State of Colorado (the “Corporation”), hereby certifies that the Board of Directors of the Corporation (the “Board of Directors” or the “Board”), pursuant to authority of the Board of Directors, and in accordance with the provisions of its Certificate of Incorporation and Bylaws, each as amended and restated through the date hereof, has and hereby authorizes a series of the Corporation’s previously authorized Preferred Stock, par value $0.0001 per share (the “Series B Preferred Stock”), and hereby states the designation and number of shares, and fixes the relative rights, preferences, privileges, powers and restrictions thereof, as follows:

I. DESIGNATION AND AMOUNT; PURPOSE

Designation. The designation of this series, which consists of 8,000,000 shares of Series B Convertible Preferred Stock, is the Series B Preferred Stock (the “Series B Preferred Stock”) and the face amount shall be $1.00 per share (the “Face Amount”).

Purpose. The Series B Preferred shall be used to convert the debt and for capital raising purposes.

II. RANK

All shares of the Series B Preferred Stock shall rank (i) senior to the Corporation’s Common Stock and any other class or series of capital stock of the Corporation hereafter created, (ii) pari passu with any class or series of capital stock of the Corporation hereafter created and specifically ranking, by its terms, on par with the Series B Preferred Stock and (iii) junior to any class or series of capital stock of the Corporation hereafter created specifically ranking, by its terms, senior to the Series B Preferred Stock, in each case as to distribution of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

III. LIQUIDATION PREFERENCE

The Series B Preferred shall have no liquidation preference over any other class of stock.

IV. VOTING RIGHTS

The Series B Preferred shall no voting rights except as required by law.

 V. DIVIDEND RIGHTS

The Series B Preferred Stock shall receive a cash dividend of $200 per pound that the Company harvested from its cultivation operations. The dividend shall be paid quarterly.

VI. CONVERISON RIGHTS

Series B Preferred may not be converted into common stock.

VII. AMENDEMENTS

The Certificate of Incorporation of the Company or this designation shall not be further amended in any manner which would materially alter or change the powers, preferences or special rights of the Series B Preferred Stock so as to affect them adversely without the affirmative vote of the holders of a majority or more of the outstanding shares of Participating Preferred Stock voting separately as a class.

IN WITNESS WHEREOF, this Certificate of Designation is executed on behalf of the Corporation this 7th Day of September 2017.

Sunset Island Group, Inc.

By:	/s/ TJ Magallanes
Name:	TJ Magallanes
Title:	Director